STREAM COMMUNICATIONS NETWORK, INC.

P.O. Box 20
Suite 1020 – 400 Burrard Street
Vancouver, B.C.  V6C 3A6
604-669-2826 (Telephone)
604-669-2836 (Fax)

P R O X Y

This proxy is solicited by the management of STREAM COMMUNICATIONS NETWORK, INC. (the “Company”).  The undersigned hereby appoints Stanislaw Lis, President of the Company, or failing him, Iwona Kozak, a director of the Company, or instead of either of the foregoing, (insert name) __________________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual and Extraordinary General Meeting to be held at Suite 1020 – 400 Burrard Street, Vancouver, British Columbia, on June 30, 2004, at 10:00 a.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.

Fixing the Number of Directors

Vote For  Against  the resolution fixing the size of the board of directors at five.

2.

Election of Directors

The nominees proposed by management of the Company are:

To elect STANISLAW L. LIS as a Director

Vote For   Withhold Vote

To elect ADAM P. WOJCIK as a Director

Vote For   Withhold Vote

To elect IWONA KOZAK as a Director

Vote For   Withhold Vote

To elect BOYCE BUTLER as a Director

Vote For   Withhold Vote

To elect EDWARD  A. MAZUR as a Director

Vote For   Withhold Vote

To elect ROBERT J. WUSSLER as a Director

Vote For   Withhold Vote

3.

Auditor

Vote For  Withhold Vote  on the resolution to APPOINT MacKay LLP, Chartered Accountants, as auditor for the Company.

Vote For  Withhold Vote  on the resolution to authorize the board of directors to fix the remuneration of the auditor.

4.

Amendment to Articles to Remove Application

Vote For  Against  the resolution to remove the application of the Pre-existing Company Provisions under the new Business Corporations Act (British Columbia.

5.

Amendment to Articles to Adopt New Articles

Vote For  Against  the resolution deleting and canceling the existing articles of the company and adopting new  articles for the Company to reflect the new Business Corporations Act (British Columbia);

6.

Amendment to Stock Option Plan

Vote For  Against  the resolution to amend the Company’s Stock Option Plan to increase the number of shares that may be issued under the Plan, as more particularly set out in the Information Circular prepared for the Meeting.

7.

Upon any other matter that properly comes before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:  ________________________________________________, 2004.

Signature of Shareholder

(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada, Proxy Department, by fax to (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a Share may sign a form of proxy in respect of the Share but, if more than one of them is present at the meeting or represented by proxyholder, the one of them whose name appears first in the register of members in respect of the Share, or that one’s proxyholder, will alone be entitled to vote in respect thereof.  Where the form of proxy is signed by a company, either its corporate seal must be affixed to the form of proxy or the form of proxy should be signed by the company under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, other than either of the nominees designated in this form of proxy, who need not be a shareholder, to attend and act for and on behalf of the shareholder at the Meeting and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the Shares will be voted on a ballot in accordance with that specification.  This proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice for the Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting other than voting for a nominee for Director who is not specified in the proxy.  In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby FOR the approval of such matter.